U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street P. O. Box 2350 Richmond, Virginia 23218-2350
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

INDEX OF FINANCIAL STATEMENTS AND SCHEDULE AND EXHIBIT

Page

Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 30, 2001 and December 30, 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 30, 2001 and December 30, 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6-11

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 30, 2001. . . . . . . . . . .	12

Exhibit:

23.1 - Consent of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

By: /s/ J. P. Causey Jr.
J. P. Causey Jr.
Executive Vice President, Secretary & General Counsel

June 28, 2002

Report of Independent Accountants

To the Chesapeake Corporation 401(k) Savings

Plan for Salaried Employees Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") at December 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 30, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/PRICEWATERHOUSECOOPERS LLP

-----------------------------------------------------

PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

June 24, 2002

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 30, 2001 and 2000

	2001	2000
	---------------	---------------

Assets:
Investments at fair value (Notes 2 and 4)	$25,988,927	$39,660,045
Cash	7,779	-
Receivables:
Accrued income	-	19,469
Other receivable	-	12,758
	---------------	---------------
Net assets available for benefits	$25,996,706	$39,692,272
	=========	=========

 The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 30, 2001 and 2000

	2001	2000
	-------------	-------------

Investment Income (Loss):
Interest and dividends	$1,147,229	$ 945,591
Net depreciation in fair value of investments (Notes 2 and 4)	(2,769,903)	(5,470,742)
	--------------	--------------
	(1,622,674)	(4,525,151)

Contributions (Note 1):
Employees	2,349,726	3,363,946
Employer	1,000,532	1,417,644
Rollovers	99,978	495,048
	--------------	--------------
	3,450,236	5,276,638

Distributions to participating employees (Note 1)	(7,744,126)	(7,322,047)
Administrative fees	(19,484)	(75,580)
	--------------	--------------
Net decrease	(5,936,048)	(6,646,140)

Interplan transfers, net (Note 6)	(7,759,518)	(2,055,956)

Net assets available for benefits, beginning of year	39,692,272	48,394,368
	--------------	--------------
Net assets available for benefits, end of year	$25,996,706	$39,692,272
	=========	=========

 The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

  Description of Plan:

General

The Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") covers certain employees of Chesapeake Corporation ("Chesapeake" or the "Employer") as described in the Plan document. The Plan's assets are held by Putnam Fiduciary Trust Company (the "Trustee"). Effective February 1, 2001, the Plan's trustee was changed from the Bank of New York to Putnam Fiduciary Trust Company.

The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

Employee Contributions

A participant may elect to defer receipt of 1% to 15% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed statutory limits ($10,500 in both 2001 and 2000) per participant in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may discontinue their election to contribute at any time.

Employer Contributions

The Plan provides for a matching contribution each Plan year, in an amount equal to 60% of the first 6% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year. The matching contributions are credited to participant accounts and invested in accordance with the participant's investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

Discretionary Contributions

The Employer may make discretionary contributions in cash or Chesapeake stock as the Board of Directors or the Executive Compensation Committee of the Board may determine.

Vesting

Participants are fully and immediately vested in all employee contributions. Employees are generally vested in employer matching contributions pro rata over a five year period.

NOTES TO FINANCIAL STATEMENTS, Continued

  Description of Plan, continued:

  Participant Loans

  Employees that are participants may borrow, from the vested portion of their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator. Loans generally become due and payable in full once a participant terminates employment. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code. At December 30, 2001 interest rates on outstanding loans range from 7.75% to 9.50%. Principal and interest is paid ratably through monthly payroll deductions.

  Distributions

  Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

  Forfeitures

  Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account. Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document. The balance of forfeited nonvested accounts was $66,857 and $9,350 at December 30, 2001 and December 30, 2000, respectively.

  Plan Expenses

  Expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. Effective February 1, 2001, there are no trustee or recordkeeper fees associated with the plan. All other expenses associated with the administration of the Plan are paid by Chesapeake.

  Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States.

NOTES TO FINANCIAL STATEMENTS, Continued

2.      Summary of Significant Accounting Policies, continued:

Investment Valuation and Income

Investments are stated at fair value determined as follows:
Mutual and money market funds	- Quoted market value
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the "net depreciation in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as a direct Chesapeake common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ from those estimates.

3.      Plan Termination:

While the Company has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee.

NOTES TO FINANCIAL STATEMENTS, Continued

4. Investment Options:

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options, effective February 1, 2001:

PIMCO Total Return Fund - This fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market.

Dodge & Cox Stock Fund - This fund invests primarily in a broadly diversified portfolio of common stocks.

Franklin Small-Mid Cap Growth Fund - This fund primarily invests in stocks of small companies with market-capitalization values of less than $1.5 billion, similar in size to those in the Russell 2000 Index.

Neuberger & Berman Genesis Trust - This trust invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase.

Putnam Growth Opportunities Fund - This fund invests primarily in stocks of very large, highly competitive growth companies.

Putnam S&P 500 Index Fund - This fund invests in common-stock securities; it seeks to approximate the performance of the S&P 500.

Putnam International Growth Fund - This fund's portfolio is composed primarily of stocks of companies located outside the United States.

Putnam Stable Value Fund - This fund invests primarily in high-quality, fixed-income investments.

Putnam Balanced Fund - The greatest portion of this fund's portfolio is invested in the stocks of large, rapidly growing companies across a wide range of industries.

Chesapeake Corporation Common Stock - This fund consists of shares of the Company's common stock. The investments in Chesapeake common stock may be purchased by the Trustee at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.

NOTES TO FINANCIAL STATEMENTS, Continued

4. Investment Options, continued:

Significant Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:
	December 30,
	2001	2000
	-------------	--------------
Investments at fair value as determined by quoted market price:
Growth funds
Putnam Growth Opportunities Fund (443,703 and 0 shares, respectively)	$6,588,987	$ -
Diversified Equity Fund (0 and 352,398 shares, respectively)	-	8,103,383
American Century Ultra Fund (0 and 299,587 shares, respectively)	-	9,697,633
Growth and Income
Dodge and Cox Stock Fund (73,895 and 0 shares, respectively)	7,427,203	-
Partners Trust Fund (0 and 499,424 shares, respectively)		8,440,267
Income funds
PIMCO Total Return Fund (278,636 and 0 shares, respectively)	2,914,537	-
Capital Preservation
Putnam Stable Value Fund (3,454,970 and 0 shares, respectively)	3,454,970	-
LaSalle Interest Income Fund (0 and 3,752,388 shares, respectively)	-	3,752,388
Common stock
Chesapeake Corporation (120,970 and 277,863 shares, respectively)	3,364,186	5,713,558

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
2001		2000
Mutual funds	$(4,332,236)	$(3,901,076)
Common stock	1,562,333	(1,569,666)
------------		------------
$(2,769,903)		$(5,470,742)
========		========
  Tax Status:

  The Plan obtained its latest determination letter on March 30, 1995, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, management and the Plan administrator believe that the Plan is currently designed and being operated in accordance with all applicable rules and regulations. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates.

  NOTES TO FINANCIAL STATEMENTS, Continued

  Interplan Transfers:

On May 18, 2001, Chesapeake completed the sale of Chesapeake Packaging Company and Capitol Packaging Corporation to Inland Paperboard and Packaging, Inc., a subsidiary of Temple-Inland, Inc ("T-I"). The terminated employees became vested in the Plan, and the net value of the applicable participant accounts, which amounted to approximately $7.8 million, was transferred to a T-I sponsored plan in August 2001.

On October 22, 1999, the Company acquired Consumer Promotions International, Inc. ("CPI"), a designer and manufacturer of permanent point-of-sale displays. The net value of applicable participants' accounts was transferred into the Chesapeake sponsored plan on August 1, 2000, and amounted to approximately $1.6 million.

On February 18, 2000, Chesapeake contributed its litho-laminated business of Chesapeake Display and Packaging Company to a joint venture with Georgia-Pacific Corporation (G-P). The net value of applicable participants' accounts were transferred to a G-P sponsored plan in 2000 and amounted to approximately $3 million.

7. Party-in-Interest Transactions:

Certain Plan investments are shares of Chesapeake Corporation common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Putnam Investments, Inc, of which the Trustee is a subsidiary. Therefore, these transactions qualify as party-in-interest.

8. Sales of Businesses:

On July 30, 2001, Chesapeake completed the sale of substantially all of its U.S. display assets of Chesapeake Display and Packaging Company to CorrFlex Graphics, LLC. Under the terms of the agreement, those applicable participants of the Plan that were terminated upon the close of the sale became vested in the Plan. The participants affected had the option to receive a distribution of their account balances or to keep their accounts in the Plan, per the distribution procedures as outlined in the Plan document.

On October 15, 2001, Chesapeake completed the sale of CPI to a management investment group. Under the terms of the agreement, those applicable participants that became terminated upon close of the sale were vested in the Plan. The participants affected had the option to receive a distribution of their account balances or to keep their accounts in the Plan, per the distribution procedures as outlined in the Plan document.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 30, 2001

(a) Parties- In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Current Value of Asset

	PIMCO Total Return Fund	The fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market	$ 2,914,537
	Dodge & Cox Stock Fund	The Fund invests primarily in a broadly diversified portfolio of common stocks	7,427,203
	Franklin Small-Mid Cap Growth Fund	Primarily investing in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	271,735
	Neuberger & Berman Genesis Trust	Invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase	996,899
*	Putnam Growth Opportunities Fund	Investing mainly in stocks of very large, highly competitive growth companies	6,588,987
*	Putnam S&P 500 Index Fund	Investing in common-stock securities, that seeks to approximate the performance of the S&P 500	337,720
*	Putnam International Growth Fund	Portfolio composed mainly of stocks of companies located outside the United States	242,612
*	Putnam Stable Value Fund	Invest primarily in high-quality, fixed-income investments	3,454,970
*	Putnam Balanced Fund	The greatest portion of the fund's portfolio is invested in the stocks of large, rapidly growing companies across a wide range of industries	171,740
*	Common Stock Chesapeake Corporation	Corporate common stock	3,364,186
*	Loans to Participants of the Plan	Interest rates range from 7.75% to 9.50%	218,338
		Total	$ 25,988,927

* Indicates party-in-interest

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-14927) of Chesapeake Corporation of our report dated June 24, 2002 relating to the financial statements of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees, which appears in this Form 11-K.

/S/ PRICEWATERHOUSECOOPERS LLP

----------------------------------------------------

PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

June 28, 2002